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                                                                      EXHIBIT 21


                         Subsidiaries of the Registrant

         Crosby, Mead, Benton & Associates, a California corporation, is a wholly-owned subsidiary of our Company. Hook Engineering, Inc., a California corporation, is a wholly-owned subsidiary of our Company. Neither Crosby, Mead, Benton & Associates nor Hook Engineering, Inc. does business under any other name.